NRG Energy, Inc. 211 Carnegie Center Princeton, NJ 08540 Phone: 609.524.4500
Fax: 609.524.4501

Securities and Exchange Commission	December 7, 2009
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christopher Chase, Attorney-Advisor

RE:	NRG Energy, Inc. Form l0-K for the year ended December 31, 2008 Filed February 12, 2009 Amendment No. 1 to Form 10-K for the year ended December 31, 2008 Filed April 30, 2009
Dear Mr. Chase:
     We hereby respond to the comments made by the Staff in your letter dated November 10, 2009 relating to the above referenced filings of NRG Energy, Inc. (“NRG” or the “Company”). Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We look forward to working with the Staff and improving the disclosures in our filings.
     The Staff’s comments, indicated in bold and NRG’s responses are as follows:
Form 10-K for the Fiscal Year Ended December 31, 2008
Note 6 — Nuclear Decommissioning Trust Fund, page 167
1.	We read your response to comment 20 of our letter dated September 30, 2009. In future filings, please revise your footnote to provide all the disclosures required by ASC 320. In this regard, we note your position with respect to the application of ASC 980; however, this does not preclude you from complying with the requirements of ASC 320.

Response: We acknowledge the Staff’s comment and will revise our future disclosure regarding the Nuclear Decommissioning Trust Fund substantially in the same manner as provided below:

     NRG’s nuclear decommissioning trust fund assets, which are for the decommissioning of STP, are comprised of securities classified as available-for-sale and recorded at fair value based on actively quoted market prices. Although NRG is responsible for managing the decommissioning of its 44% interest in STP, the predecessor utilities that owned STP are authorized by the Public Utility Commission of Texas (“PUCT”) to collect decommissioning funds from their ratepayers to cover decommissioning costs on behalf of NRG. Nuclear Regulatory Commission (“NRC”) requirements determine the decommissioning cost estimate which is the minimum required level of funding. In the event that funds from the ratepayers that accumulate in the nuclear decommissioning trust are ultimately determined to be inadequate to decommission the STP facilities, the utilities will be required to collect through rate base all additional amounts, with no obligation from NRG, provided that NRG has complied with PUCT rules and regulations regarding decommissioning trusts. Following completion of the decommissioning, if surplus funds remain in the decommissioning trusts, any excess will be refunded to the respective ratepayers of the utilities.
     NRG accounts for the nuclear decommissioning trust fund in accordance with ASC 980 — Regulated Operations because the Company’s nuclear decommissioning activities are subject to approval by the PUCT, with regulated rates that are designed to recover all decommissioning costs and that can be charged to and collected from the ratepayers per PUCT mandate. Since the Company is in compliance with PUCT rules and regulations regarding decommissioning trusts and the cost of decommissioning is the responsibility of the Texas ratepayers, not NRG, all realized and unrealized gains or losses (including other-than-temporary impairments) related to the Nuclear Decommissioning Trust Fund are recorded to the Nuclear Decommissioning Trust Liability to the ratepayers and are not included in net income or accumulated other comprehensive income, consistent with regulatory treatment.
     The following table summarizes the aggregate fair values and unrealized gains and losses (including other-than-temporary impairments) for the securities held in the trust funds as of December 31, 2009 and 2008, as well as information about the contractual maturities of those securities. The cost of securities sold is determined on the specific identification method.

As of December 31, 2009
Weighted-
							average	As of December 31, 2008
	Fair		Unrealized		Unrealized		maturities	Fair		Unrealized		Unrealized
($ In millions)	Value		gains		losses		(years)	Value		gains		losses
Cash and cash equivalents	$	XX	$	n/a	$	n/a	n/a	$	XX	$	n/a	$	n/a
US government and federal agency obligations		XX		XX		XX	XX		XX		XX		XX
Federal agency mortgage-backed securities		XX		XX		XX	XX		XX		XX		XX
Commercial mortgage-backed securities		XX		XX		XX	XX		XX		XX		XX
Corporate debt securities		XX		XX		XX	XX		XX		XX		XX
Marketable equity securities		XX		XX		XX	XX		XX		XX		XX

Total	$	XX	$	XX	$	XX		$	XX	$	XX	$	XX

     The following tables summarize proceeds from sales of available for sale securities and the related realized gains and losses from these sales. The cost of securities sold is determined on the specific identification method.

Year ended December 31,
(In millions)	2009	2008	2007
Realized gains	$XX	$XX	$XX
Realized losses	XX	XX	XX
Proceeds from sale of securities	XX	XX	XX
Note 23 — Environmental Matters, page 211
2.	We read your response to comment 23 of our letter dated September 30, 2009. Please revise your future filings to exclude unaudited forecasted information in the footnotes to your financial statements.

Response: We acknowledge the Staff’s comment and will revise our future filings, beginning with our 2009 Form 10-K, to exclude reference, in the footnotes to our financial statements, of the amount of unaudited forecasted environmental capital expenditures to meet NRG’s environmental commitments.
Signatures
3.	We note your response to comment 24 of our September 30, 2009 letter and reissue our comment in part. Please confirm whether your principal financial officer’s and principal accounting officer’s signatures are intended to comply with both the requirement to sign on behalf of the registrant and the requirement that the principal financial officer and principal accounting officer sign in their respective capacities as set forth in General Instruction D(2)(a) of Form 10-K.

Response: We confirm that the principal financial officer’s and principal accounting officer’s signatures were intended to comply with both the requirement to sign on behalf of the Company and in their respective capacities. We will ensure that the principal executive officer, principal financial officer, and principal accounting officer sign in their respective capacities, separate from the signature on behalf of the Company, in the next filing on Form 10-K.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008
4.	We reissue comment 28 of our September 30, 2009 letter. We understand your response that your performance criteria, any targets, and the identity of the NEOs change each year. Nevertheless, please either provide us with sample disclosure utilizing your 2008 Performance Criteria, or provide us with 2009 Performance Criteria which may include placeholders where information has yet to be determined.

Response: We acknowledge the Staff’s comment and will revise our future disclosure regarding performance criteria substantially in the same manner as provided below:
     AIP Performance Criteria — The following tables provide the 2009 performance criteria established for the NEOs and, for each NEO, the weight each criterion is given with respect to individual NEO performance. The criteria are used in determining the AIP payment as described in more detail below and are designed to achieve the Company’s primary short-term goals and long-term business objectives, such as maintaining financial strength and stability, reducing the volatility of cash flows, increasing value at existing sites, positioning the Company for success under increasing environmental constraints, and optimizing the Company’s capital allocation strategy.
     The criteria for the Chief Executive Officer are established by the Committee, based upon meetings with Chief Executive Officer and discussions regarding performance goals of the Company and himself. The criteria for the other NEOs are established by the Chief Executive Officer, in consultation with the Committee, and subsequently reviewed and approved by the Committee. The criteria for all NEOs are based upon the Company’s business strategy and individual development year-over-year, in conjunction with applicability of the criteria to the NEO’s business unit. For example, for the positions of Chief Executive Officer and Chief Financial Officer, the performance criteria are weighted towards overall Company financial performance due to the nature of their respective position with Company; whereas, in addition to overall Company performance, a Regional President’s performance criteria are weighted towards regional financial performance and safety and/or environmental performance due to the Regional President’s oversight of regional financial, safety and environmental performance. Furthermore, certain criteria, such as staff development and retention, apply to all NEOs, and certain other criteria are applied to areas of focus for that particular year, such as actual expenses in comparison to budgeted expenses in a particular business unit. The criteria consist of objective goals, such as EBITDA, environmental and safety metrics, as well as subjective goals based on each NEO’s annual performance review, such as positive developments with respect “FORNRG” contributions, strategic development, staff development, capital allocation, trading and hedging, and internal controls.

2008 Performance Criteria

Performance Criteria	Definition
Consolidated Adjusted EBITDA	Net Income before Income Tax, Depreciation, and Amortization—as calculated from NRG’s Statement of Operations as found in Item 15—Consolidated Financial Statements to the Company’s Annual Report on Form 10-K filed on February 12, 2009, or the 2008 Form 10-K, and as further adjusted for certain non-recurring items. For 2008, the Consolidated Adjusted EBITDA target was set at $2,200M.

Regional Adjusted EBITDA	Regional Net Income before Income Tax, Depreciation, and Amortization—as calculated from NRG’s Statement of Operations as found in Item 15—Consolidated Financial Statements to the 2008 Form 10-K, and as further adjusted for certain non-recurring items. For 2008, the Regional Adjusted EBITDA target for the Texas Region was set at $1,328M.

Consolidated Adjusted Free Cash Flow	Cash Flow from Operations less Capital Expenditures—as calculated from NRG’s Statement of Cash Flows as found in Item 15—Consolidated Financial Statements to the 2008 Form 10-K. For 2008, the Consolidated Adjusted Free Cash Flow target was set at $850M.

Performance Criteria	Definition
Corporate Safety/Environmental	Applied safety practices at plant and office locations and qualitative and/or quantitative assessment of environmental compliance and initiatives. For 2008, the Corporate safety target was set at the top quartile of the industry based upon OSHA Total Recordable Injury Rate. For 2008, the Corporate environmental target was established by setting a target that contemplates the number of notices of violations, reportable spills, or non-compliance events at each Company plant, such as air emissions exceedance, waste water non-compliance, or administrative non-compliance. Each plant starts the year with a base number of zero and any non-compliance event adds a point and a econrg project can result in a maximum one point reduction. For 2008, the Corporate environmental target was set at the average target across the plant fleet of 2.2.

“FORNRG” Contributions and Budget Expense Improvement	Continuous improvement initiative to maximize return on invested capital and improve profitability, determined in incremental adjusted EBITDA.

Strategic Development / Business Development	Development and dissemination of corporate strategy at Company and regional levels.

Staff Development and Retention	Personnel recruitment, education and advancement.

Trading and Hedging	Maximizing operating income through the efficient procurement and management of fuel supplies and maintenance services, and the sale of energy, capacity and ancillary services into attractive spot, intermediate and long-term markets.

Capital Allocation	Achievement of 2008 objectives and advancement of longer term plan.

Performance Criteria	Definition
Control Environment	Achievement of 2008 audit plan as approved by the Company’s Audit Committee, including effective Sarbanes Oxley controls and the advancement of Engineering, Procurement and Construction control framework.

Individual Performance / Goal Achievement	Individual Performance versus mutually agreed-upon annual goals plus manner of achieving goals (in accordance with corporate values).
NEO Weighted Performance Criteria (%)

	David W.	Robert C.	Kevin T.	J. Andrew	Clint C.
Performance Criteria	Crane	Flexon	Howell	Murphy	Freeland
Consolidated Adjusted EBITDA	30.0%	20.0%	15.0%	15.0%	20.0%
Regional Adjusted EBITDA	—	—	15.0%	—	—
Consolidated Adjusted Free Cash Flow	30.0%	20.0%	15.0%	15.0%	20.0%
Corporate Safety / Environmental	10.0%	15.0%	10.0%	—	—
“FORNRG” Contributions and Budget Expense Improvement	—	20.0%	—	15.0%	—
Strategic Development / Business Development	15.0%	—	15.0%	10.0%	10.0%
Staff Development and Retention	15.0%	5.0%	10.0%	15.0%	10.0%
Trading and Hedging	—	20.0%	—	—	—
Capital Allocation	—	—	—	—	10.0%
Control Environment	—	—	—	—	10.0%
Individual Performance/Goal Achievement	—	—	20.0%	30.0%	20.0%

TOTAL:	100.0%	100.0%	100.0%	100.0%	100.0%

     We hope that we were able to clarify your comments and await the Staff’s response. Please contact Jim Ingoldsby, Senior Vice President and Chief Accounting Officer, at (609) 524-4731 or Brian Curci Senior Counsel, Securities and Finance at (609) 524-5171 if you have questions regarding our responses or related matters.
Sincerely,
/s/ Gerald Luterman
Gerald Luterman
Chief Financial Officer

cc:	Robert Babula, Staff Accountant, Securities and Exchange Commission Michael Bramnick, General Counsel, NRG Energy, Inc. Jim Ingoldsby, Chief Accounting Officer, NRG Energy, Inc.